UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 5 *

                     COMPAGNIE GENERALE DE GEOPHYSIQUE
------------------------------------------------------------------------------

                              (Name of Issuer)

              ORDINARY SHARES OF NOMINAL VALUE TWO EUROS EACH
------------------------------------------------------------------------------

                       (Title of Class of Securities)

                                  [NONE]**
          --------------------------------------------------------
                               (CUSIP Number)

                          STEVEN J. STEINMAN, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
------------------------------------------------------------------------------

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               MARCH 18, 2005
          --------------------------------------------------------

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
** The CUSIP Number for the American Depositary Shares, each representing one fifth of one Ordinary Share of nominal value two euros each, is 204386106.

                             SCHEDULE 13D

CUSIP No.         None                                   Page 2 of 10 Pages

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ENERGY FUND II GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 3 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        BEACON ENERGY INVESTORS II, LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 4 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14. TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No.         None                                   Page 5 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        CGG INVESTORS LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 6 of 10 Pages

1.  NAME OF REPORTING PERSONS.

        GF LTD. TRANSACTION PARTNERSHIP, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%

14. TYPE OF REPORTING PERSON*

        PN

This Amendment No. 5 is the final amendment to the Statement on Schedule 13D relating to the Ordinary Shares of nominal value two euros each (the "Ordinary Shares") of Compagnie Generale de Geophysique, a company organized under the laws of the Republic of France (the "Issuer") and amends the Schedule 13D filed on February 4, 2000 by and on behalf of Energy Fund II GP, LLC, Beacon Energy Investors II, L.P., The Beacon Group Energy Investment Fund II, L.P., CGG Investors, LLC, and GF Ltd. Transaction Partnership, L.P. (collectively, the "Reporting Persons") and amended by Amendment No. 1 thereto filed on December 13, 2001, Amendment No. 2 thereto filed on October 4, 2004, Amendment No. 3 thereto filed on March 9, 2005, and Amendment No. 4 thereto filed on March 15, 2005.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

          On March 18, 2005, the Reporting Persons completed the sale of 1,777,071 Ordinary Shares to a number of investors in a private placement transaction as contemplated by that Placement Agreement reported in Amendment No. 4 to this Statement on Schedule 13D. Upon completion of the sale, the Reporting Persons ceased to be the beneficial owner of any Ordinary Shares. This is the final amendment to the Schedule 13D, reflecting that as of March 18, 2005, none of the Reporting Persons beneficially own any Ordinary Shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended in its entirety as follows:

          (a) As of the date hereof, none of the Reporting Persons beneficially own any Ordinary Shares.

          (b) As of the date hereof, none of the Reporting Persons have the power to vote or the direct the vote with respect to, or to dispose or direct the disposition of, any Ordinary Shares.

          (c) As of the date hereof, except for the sale of 1,777,071 Ordinary Shares disclosed in response to Item 4 above, no transactions in Ordinary Shares have been effected since March 15, 2005 by any of the Reporting Persons.

          (d) As of the date hereof, the investors purchasing shares in the private placement disclosed in response to Item 4 above will have the right to receive dividends from, and the proceeds from the sale of, their respective Ordinary Shares.

          (e) As of the date hereof, the Reporting Persons ceased to beneficially own any Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 10 --  Agreement of Joint Filing

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 18, 2005

                      ENERGY FUND II GP, LLC

                      By: /s/ John J. MacWilliams
                         ----------------------------------------------
                         Authorized Signatory


                      BEACON ENERGY INVESTORS II, L.P.

                      By:    Energy Fund II GP, LLC

                             By: /s/ John J. MacWilliams
                                ---------------------------------------
                                Authorized Signatory


                      THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        -------------------------------
                                        Authorized Signatory


                      CGG INVESTORS, LLC

                      By:    The Beacon Group Energy Investment Fund II, L.P.
                             By:     Beacon Energy Investors II, L.P.
                                     By:    Energy Fund II GP, LLC

                                            By: /s/ John J. MacWilliams
                                               -------------------------
                                               Authorized Signatory


                      GF LTD. TRANSACTION PARTNERSHIP, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        ---------------------------------
                                        Authorized Signatory

                                 SCHEDULE I

                                       STATE OF
               NAME                    INCORPORATION     BUSINESS ADDRESS
               ----                    -------------     ----------------

Energy Fund II GP, LLC                 Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

Beacon Energy Investors II, L.P.       Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

The Beacon Group Energy                Delaware          1221 Avenue of the Americas
Investment Fund II, L.P.                                 New York, New York 10020

CGG Investors, LLC                     Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

GF Ltd. Transaction Partnership, L.P.  Delaware          1221 Avenue of the Americas
                                                         New York, New York 10020

                                 EXHIBIT 10

                         AGREEMENT OF JOINT FILING

The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  March 18, 2005

                      ENERGY FUND II GP, LLC

                      By: /s/ John J. MacWilliams
                         ----------------------------------------------
                         Authorized Signatory


                      BEACON ENERGY INVESTORS II, L.P.

                      By:    Energy Fund II GP, LLC

                             By: /s/ John J. MacWilliams
                                ---------------------------------------
                                Authorized Signatory


                      THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        -------------------------------
                                        Authorized Signatory


                      CGG INVESTORS, LLC

                      By:    The Beacon Group Energy Investment Fund II, L.P.
                             By:     Beacon Energy Investors II, L.P.
                                     By:    Energy Fund II GP, LLC

                                            By: /s/ John J. MacWilliams
                                               -------------------------
                                               Authorized Signatory


                      GF LTD. TRANSACTION PARTNERSHIP, L.P.

                      By:    Beacon Energy Investors II, L.P.
                             By:     Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        ---------------------------------
                                        Authorized Signatory